Exhibit 23.7

Consent of independent auditors

We consent to the use in this Amendment No. 5 to Registration Statement No. 333-168719 on Form S-1 of The Aveon Group L.P. of our report dated July 21, 2010 related to the combined carved-out financial statements of Welton Funds’ Fees (a carve-out of advisory management fees, performance fees and consulting fees (together the “Welton Funds’ Fees”) incurred by Welton Capital Markets Fund, Ltd., Welton Global Capital Markets Fund, Ltd. and Welton Capital Markets Fund LLC in relation to services provided by Welton Investment Corporation and Welton Global Funds Management Corporation) as of December 31, 2009, 2008 and 2007, and for the three years in the period ended December 31, 2009, appearing in the prospectus, which is part of this Amendment No. 5 to the Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE & TOUCHE

Hamilton, Bermuda

January 19, 2011